SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

October 21, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Neo-Concept International Group Holdings Ltd.
Confidential Draft N.2 to Registration Statement on Form F-1
Submitted August 30, 2022
CIK No. 0001916331

Dear Ms. Hooker:

We represent Neo-Concept International Group Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Confidential Draft N.2 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated September 26, 2022, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Form F-1 Submitted August 30, 2022

Prospectus Cover Page, pages i and iii.

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response:

Disclosure revised regarding how the holding company, subsidiaries and other entities will be referred to throughout the document.

See Cover Page, pages iii, iv, and confirming changes throughout the prospectus.

Prospectus Summary, page 1

2.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response:

Disclosure revised regarding the transfer of cash, the payment of dividends and to confirm that the Company did not declare to pay any dividends or distributions to U.S. investors.

See pages 3 and 47.

Risk Factors
Our business is in direct competition with NCH, an affiliated company, page 13

3.	Please revise your disclosure to specify the definition of “Neo Concept Group.”

Response:

The disclosure has been revised to specify the definition of “Neo Concept Group”.

See pages iii, iv, 14, and 54.

We rely on two principal suppliers for supplies of raw materials, manufacturing services and logistics services, page 25

4.	We note your risk factor that your principal suppliers “terms of services [...] may be susceptible to fluctuations with regard to pricing, timing and quality.” Please update this risk factor if recent inflationary pressures have materially affected your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response:

The disclosure has been revised to address recent inflationary pressure, the effect on our operations and the measures the Company has undertaken to address such pressures.

See page 26.

Dilution, page 47

5.	You indicate, in the first introductory paragraph, that net tangible book value represents “total net tangible assets less intangible assets (right-of-use assets and intangible assets).” The parenthetical reference to right of use assets and intangible assets appears to be unnecessary since you have no right of use assets at December 31, 2021 and the reference to intangible assets is repetitive. Please remove the parenthetical disclosure or advise us.

Response:

The disclosure has been revised to remove the parenthetical reference to “right-of-use-assts and intangible assets.”.

See page 49.

Exclusive Territory and Non-Competition Agreement, page 52

6.	We note your disclosure that the Company and the Parent Group have entered into an Exclusive Territory and Non-Competition Agreement. Please provide additional disclosure detailing what countries/regions constitute the “Protected Territories,” as well as the specific “businesses currently conducted by us through our Operating Subsidiaries in North America and Europe,” that NCH has agreed to not compete with.

Response:

The disclosure has been revised to detail what countries/regions constitute the “Protected Territories” as well as the business currently being conducted by our Operating Subsidiaries in North America and Europe..

See pages 14 and 54.

Liquidity and Capital Resources

Cash Flow Sufficiency, page 66

7.	Please provide more robust disclosure explaining how you intend to meet your cash flow requirements. In this regard, discuss your plan to meet your debt obligations and operating needs as it appears your obligations that will come due in twelve months or less are greater than cash generated from operations in the periods presented.

Response:

The disclosure has been revised to explain how management excepts to satisfy its cash flow needs.

See page 68.

Business

Overview, page 68

8.	We note your disclosure on page 74 that your customer base in Canada and the U.S. accounts for over 95% of total revenues, with one Canadian based retailer contributing approximately 94.5% of revenues. We note, however, that your disclosure in this section appears to give equal weight to your European market and the licensed brand in the UK. Please therefore revise your disclosure in this section to more specifically explain your operations in Canada and the U.S. In addition, given your apparent dependence on one single Canadian retailer, please revise your disclosure throughout to provide an accurate and current discussion of the company’s market, focus and business operations.

Response

The disclosure has been revised to more specifically explain our operations and market focus in Canada and the U.S..

See pages 71, 72, and 77.

Notes to the Consolidated Financial Statements

Organization and reorganization, page F-7

9.	We note your disclosure indicating that the reorganization is considered a recapitalization of entitles under common control. Please expand to discuss the nature of this accounting treatment, including, if true, that the historical carrying values of the relevant entities will be carried forward with no step up in basis of net assets or recognition of goodwill. Refer to ASC 805-50-50-3. Additionally, please disclose how you accounted for the distribution and disposal of Neo-Concept NY in December 2021.

Response:

The disclosure has been revised to discuss the accounting treatment for the reorganization and the disposal of Neo-Concept NY.

See page F-8.

Summary of Significant Accounting Policies and Practices, page F-8

10.	Your liquidity discussion on page 63 indicates that you were able to speed up your collection of accounts receivable by way of factoring to strengthen your cash position and liquidity management. Please revise the notes to financial statements to describe your factoring arrangements and how you account for them.

Response

The disclosure has been revised to describe our factoring arrangements and the relevant accounting treatment.

See pages 65 and F-18.

Revenue Recognition, page F-12

11.	You disclose that you derive revenue principally from sales of private-labelled apparel products and sales of own-branded apparel products in your retail stores. However, your disclosures on page 1 indicate that you offer a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality controls and logistics management. Please revise this note to disclose how you account for the revenue generated from each of the products and services you offer to your customers.

Response:

The disclosure has been revised to explain the accounting treatment of sales of private-labelled apparel products.

See page F-13.

12.	You disclose here that the transaction price for sales of private-labelled apparel products does not include variable consideration provisions for right of return as you do not have a sales return policy and no sales return is offered. However, on page 75 you also indicate that where quality issues are concerned, you follow up with your customers on any claims or requests for product return, payment refund, rectification or price discount. Please explain to us how these two statements are consistent with each other, or as appropriate, revise to eliminate the inconsistency.

Response:

The disclosure has been revised for consistency with respect to a sales return policy.

See page 78.

Right-Of-Use Assets and Lease Liabilities, page F-20

13.	You disclose that your right-of-use assets and relevant lease liabilities originated from your rented premises in New York by Neo-Concept NY, and were eliminated upon the disposal of Neo-Concept NY in December 2021. We note, however, from page 26 that as of December 31, 2021 you leased three retail store locations in the UK under operating leases. Please revise to disclose how you accounted for these UK location leases. Explain why no related right-of-use assets and lease liabilities were reflected on your balance sheet at December 31 2021.

Response:

The disclosure has been revised regarding the accounting for the UK location leases.

See page F-12.

Exhibit 23.1, page X-1

14.	Please file an updated consent from your independent registered public accounting firm, with your first live filing, that also consents to the firm being named in the “Experts” section of the filing.

Response:

The consent from our independent registered accounting firm has been updated and revised.

See Exhibit 23.1.

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response:

The Registrant has not prepared any written communications, as defined in Rule 405 nor has it authorized anyone to do so on its behalf.

If you have any questions relating to the Draft Registration Statement, please contact Eva Yuk Siu, the Registrant’s Chief Executive Officer, at her email address eva@neo-concept.com.hk, or Kwok Fai Lau Patrick, the Registrant’s Chief Financial Officer, at his email address of patrick.lau@neo-concept.com.hk.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Sincerely,

/s/ Henry F. Schlueter

cc:	Neo-Concept International Group Holdings Limited
Univest Securities, LLC
Hunter Taubman Fischer & Li LLC CFN Lawyers
WWC, P.C.

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